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                                                                    Exhibit 10.4
                                                                    ------------


                                                         [GRAPHIC OMITTED]
December 12, 2005


Ron Spangler, Ph.D.
238 Adams Drive
Wayne, PA   19087


Dear Mr. Spangler;

We are delighted to extend our offer of employment to you as Chief Scientific Officer ("CSO"). In this position you will join our Executive Management Team, and you will report directly to Mr. Stephen King, Chief Executive Officer of Synova Healthcare Group, Inc. ("Synova"). You will be compensated at an annual base salary of $ 150,000 to be paid semi-monthly. As the CSO for Synova, you will be expected to perform the duties consistent with such a position, including without limitation to holding the primary responsibility for the clinical development of the BioPad product line, contributing toward both the scientific and medical affairs of the entire Synova product line, assisting in and/or directing new business development activity, and as an Officer of Synova, contributing to both the strategy and activity required to ensure Synova is sufficiently well capitalized on an ongoing basis.

We have also considered the opportunity for long term incentives to support your career decision. You will be granted a stock option grant of 300,000 shares of Synova common stock (to be issued at fair market value). This option grant will be exercisable, for active employees only, to be vested in scheduled increments of 50,000 shares, 70,000 shares, 80,000 shares and 100,000 shares respectively following each of your first four 6 month terms of employment. This option grant will be memorialized in a stock option agreement which will be delivered to you shortly.

In addition, you will receive three weeks (15 days) vacation in accordance with company policy, and be eligible for participation in the Synova Medical and Dental plans as of your first day of employment on the same cost-sharing basis as other Synova employees. You are also immediately eligible to participate in our Simple IRA savings plan. Your position within our company will also entitle you to participate, in the same manner as other employees, in all savings, stock purchase, group insurance, disability (insurance), equity incentive and other standard employee benefit plans maintained or adopted by Synova in the future. Therefore, you would also qualify for participation in the (i) Management Incentive Bonus Program, (ii) Employee Stock Option Incentive Program, and (iii) Synova Profit Sharing Program. Please be reminded that some of these incentive programs are in the process of being developed and will be subject to approval by the Board of Directors. An Employee Stock Option Incentive Program has already been adopted.

Should your employment with Synova be terminated without Cause (as defined in the attached Exhibit A), you will receive a severance payment equal to one year's salary minus the value of any vested stock options which you were granted at the inception of your employment, contingent upon your signing Synova's standard General Release of Claims form. Should the value of your vested stock options exceed the value of one year's salary, you will not be entitled to any severance payment.


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Ron, we believe that you will be an excellent addition to the Synova team and we look forward to your favorable response. Your employment with Synova will be on an at-will basis, and you will be required to execute a Nondisclosure, Non-Solicitation and Non-Competition Agreement upon commencement of employment. Your execution of that Agreement, a copy of which is attached, is a condition of your employment. Please sign your acceptance of the Offer of Employment and return it to me no later than Friday, December 16, 2005. Your start date for employment will be January 1, 2006.

Please plan to report for your first day of work on Tuesday, January 3, 2006 (unless otherwise agreed) to our offices at 1400 N. Providence Road, Suite 6010, Media, PA, 19063 at 8:30 AM. We will be conducting an orientation for new employees during your first week. Should you have any further questions, please do not hesitate to contact me directly at (610) 565-7080, ext. 101.

Sincerely,

Mr. Stephen King
Chief Executive Officer



                  AGREED & ACCEPTED BY: _________________ DATE: _______
                                                     Ron Spangler


                             SYNOVA HEALTHCARE, INC.
    1400 N. PROVIDENCE ROAD/SUITE 6010/BUILDING 2 MEDIA/PENNSYLVANIA o 19063
                       TEL: 610-565-7080/FAX: 610-565-7081


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                                                                    Exhibit 10.4

                                    EXHIBIT A


For purposes of this Offer Letter, "Cause" shall mean the following:

1. Employee commits fraud or theft against Synova or any of its subsidiaries, affiliates, joint ventures and related organizations, including any not-for-profit affiliates or not-for-profit joint ventures (collectively referred to as "Affiliates"), or is indicted, convicted of, or pleads guilty or nolo contendere to a felony; or

2. In carrying out his duties hereunder, the Employee engages in conduct that constitutes gross neglect or willful misconduct and that results, in either case, in material economic harm to Synova or its Affiliates; or

3. Employee materially breaches any provision of the Nondisclosure, Non-Solicitation and Non-Competition Agreement or breaches any fiduciary duty or duty of loyalty owed to Synova or its Affiliates; or

4. Employee engages in conduct tending to bring Synova or its Affiliates into public disgrace or disrepute; or

5. Employee repeatedly neglects or refuses to perform duties or responsibilities as directed by Synova or the Board, or violates any express direction of any lawful rule or regulation established by Synova or the Board which is consistent with the scope of Employee's duties; or

6. Employee commits any acts or omissions resulting in or intended to result in direct personal gain to the Employee at the expense of Synova or its Affiliates; or

7. Employee compromises trade secrets or other confidential and proprietary information of Synova or its Affiliates.



         "Cause" shall not include a bona fide disagreement over a corporate policy, so long as Employee does not willfully violate on a continuing basis specific written directions from Synova or the Board. Action or inaction by Employee shall not be considered "willful" unless done or omitted by him intentionally and without his reasonable belief that his action or inaction was in the best interests of Synova or its Affiliates, and shall not include failure to act by reason of total or partial incapacity due to physical or mental illness.